July 16, 2012

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4561
Washington, D.C.  20549

Attn:       Melissa Walsh, Staff Accountant

Re:           Alliance Data Systems Corporation
Form 10-K for the Fiscal Year Ended December 31, 2011
File No. 001-15749

Dear Ms. Walsh:

Alliance Data Systems Corporation, a Delaware corporation (the “Company”), is in receipt of the letter dated July 12, 2012 (the “Comment Letter”) from the Securities and Exchange Commission Staff (the “Staff”), regarding the Company’s responses to the Staff’s prior letter dated June 6, 2012 relating to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2011 (the “Form 10-K”) filed with the Securities and Exchange Commission (the “Commission”).

As requested by the Staff in the Comment Letter, the Company has herein provided the Staff with the requested information and, where specifically noted herein, will address the Staff’s comments in future filings with the Commission.

Form 10-K for the Fiscal Year Ended December 31, 2011

Risk Factors

Failure to safeguard our databases and consumer privacy could affect our reputation among our clients and their customers, and may expose us to legal claims, page 11

1.
Comment:  You disclose that your databases “may be” subject to unauthorized access and if you experience a security breach, the integrity of your databases “could be” affected.  You disclose on pages 27 and F-33 that you have experienced a cyber incident where a subset of Epsilon clients’ customer data was exposed by an unauthorized entry into Epsilon’s email system.  In order to provide the proper context in your risk factor disclosure, please confirm that beginning with your next Form 10-Q, you will expand your risk factor to clearly state that you have experienced a cyber breach.

United States Securities and Exchange Commission
Melissa Walsh
July 16, 2012
Page
Response:  Beginning with our Form 10-Q for the quarter ended June 30, 2012, the Company will expand this risk factor as follows:

Although we have extensive physical and cyber security and associated procedures, our databases have in the past been and in the future may be subject to unauthorized access. ~~If we experience a security breach~~ In such instances of unauthorized access, the integrity of our databases have in the past been and may in the future~~could~~ be affected. Security and privacy concerns may cause consumers to resist providing the personal data necessary to support our profiling capability. The use of our loyalty, marketing services or credit card programs could decline if any compromise of physical or cyber security occurred. In addition, any unauthorized release of customer information or any public perception that we released consumer information without authorization, could subject us to legal claims from customers, consumers or regulatory enforcement actions and adversely affect our client relationships.

If you have any questions with respect to the foregoing, please call me at (214) 494-3612.

Sincerely,

/s/ Charles L. Horn
Charles L. Horn,
Executive Vice President and Chief
Financial Officer

Copies:                   Edward J. Heffernan
President and Chief Executive Officer
Alliance Data Systems Corporation
7500 Dallas Parkway, Suite 700
Plano, TX  75024

Cynthia L. Hageman
Vice President, Assistant General Counsel
Alliance Data Systems Corporation
7500 Dallas Parkway, Suite 700
Plano, TX  75024

Joseph L. Motes III
Akin Gump Strauss Hauer & Feld LLP
1700 Pacific Avenue, Suite 4100
Dallas, TX  75201